UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                            Anthracite Capital, Inc.
                                (Name of Issuer)

                          Common Stock, par value $.001
                         (Title of Class of Securities)

                                    037023108
                                 (CUSIP Number)

                                  Ivy B. Dodes
                           Credit Suisse First Boston
                                11 Madison Avenue
                            New York, New York 10010
                                 (212) 225-2000

                                  Craig B. Brod
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                November 3, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 037023108                                          Page 2 of ___ Pages

     1     NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) |_|
           (b) |X|

     3     SEC USE ONLY

     4     SOURCE OF FUNDS*

           Not applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Switzerland

                        7     SOLE VOTING POWER

                              See Item 5

    NUMBER OF           8     SHARED VOTING POWER
     SHARES
  BENEFICIALLY                See Item 5
    OWNED BY
 EACH REPORTING         9     SOLE DISPOSITIVE POWER
     PERSON
      WITH                    See Item 5

                        10    SHARED DISPOSITIVE POWER

                              See Item 5

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See Item 5

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |_|


     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           See Item 5

     14    TYPE OF REPORTING PERSON*

           BK, HC, 00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                  The Reporting Person (as defined below) hereby amends and supplements the Report on Schedule 13D, originally filed on December 10, 1999 (the "Schedule 13D") with respect to the shares of common stock, par value $.001 per share (the "Shares"), of Anthracite Capital, Inc. (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

                  All references in the Schedule 13D to Donaldson, Lufkin & Jenrette, Inc. or to the defined term "DLJ", to the extent not otherwise amended by this Amendment No. 1, are hereby amended to refer instead to Credit Suisse First Boston (USA), Inc. and to the defined term "CSFB-USA," respectively. All references to DLJ Capital Investors, Inc. or to the defined term "DLJCI," to the extent not otherwise amended by this Amendment No. 1, are hereby amended to refer instead to CSFB Private Equity, Inc. and to the defined term "CSFBPE," respectively.

      Item 2.     Identity and Background.

                  The response set forth in Item 2 of the Schedule 13D is hereby amended as follows:

                  (i) by deleting the first paragraph and replacing it with the following:

                  "This Schedule 13D is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person"). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH-8070 Zurich, Switzerland. The Bank and its subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

                  The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland.

                  As of November 3, 2000, CSFBI acquired all of the voting stock of Donaldson, Lufkin & Jenrette, Inc., a Delaware corporation, which was renamed Credit Suisse First Boston (USA), Inc. ("CSFB-USA"), and the following entities became indirect subsidiaries of CSFBI: (1) RECP II Anthracite, LLC, a Delaware limited liability company ("RECP"); (2) DLJ Real Estate Capital Partners II, L.P., a Delaware limited partnership and sole member of RECP ("RECP LP"); (3) DLJ Real Estate Capital Partners SBS II, Inc., a Delaware corporation ("RECP SBS"); (4) DLJ Real Estate Capital II, L.P., a Delaware limited partnership ("REC LP"); (5) DLJ Real Estate Capital II, Inc. ("REC INC"); (6) DLJ Real Estate Capital Partners, Inc., a Delaware corporation ("RECP INC"); (7) DLJ Real Estate Capital Funding II, L.P., a Delaware limited partnership ("RECF LP"); (8) DLJ ESC II L.P., a Delaware limited partnership ("ESC II"); (9) DLJ LBO Plans Management Corporation, a Delaware corporation ("LBO"); (10) DLJ Capital Investors, Inc., a Delaware corporation ("DLJCI") and (11) Donaldson, Lufkin & Jenrette, Inc., a Delaware corporation ("DLJ" and together with all of the entities listed above, the "DLJ Entities")).

                  RECP SBS is a Delaware corporation. RECP SBS is a wholly owned subsidiary of CSFBPE.

                  RECF LP is a Delaware limited partnership that makes investments for long term appreciation. LBO is the managing general partner of RECF LP and makes all of the investment decisions on behalf of RECF LP.

                  ESC II is a Delaware limited partnership and an "employee securities company" as defined in the Investment Company Act of 1940, as amended. LBO is the managing general partner of ESC II and makes all of the investment decisions on behalf of ESC II.

                  LBO is a Delaware corporation and a registered investment adviser. LBO is a wholly owned subsidiary of CSFBPE. As the managing general partner of ESC II and RECF LP, LBO is responsible for the day-to-day management of ESC II and RECF LP.

                  (ii) by inserting after the first sentence of the fifth paragraph the following sentence: "RECP INC is a wholly owned subsidiary of CSFBPE."

                  (iii) by deleting the eighth through the twelfth paragraph.

                  (iv) by deleting the second sentence of the thirteenth paragraph through the sixteenth paragraph and replacing them with the following:

                  "The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Banking business unit that engages in global private banking business, (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. The address of CSG's principal business and office is Paradeplatz 8, Postfach 1, CH-8070, Zurich, Switzerland.

                  CSG, for purposes of certain federal securities laws, may be deemed ultimately to control the Bank and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own Shares, and such Shares are not reported in this Amendment No.1. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the CSFB business unit. The CSFB business unit disclaims beneficial ownership of Shares beneficially owned by CSG and any of CSG's and the Bank's other business units.

                  The address of the principal business and office of each of CSFBI is 11 Madison Avenue, New York, New York 10010."

                  (v) by deleting the seventeenth paragraph and replacing it with the following:

                  "The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CSFBI, CSFB-USA and those DLJ Entities that are corporations are set forth on Schedules A through I, respectively, attached hereto, each of which is incorporated by reference herein.

                  During the past five (5) years none of the Reporting Person, CSFBI, CSFB-USA, the DLJ Entities nor, to the best knowledge of the Reporting Person, any of the persons listed on Schedules A through I attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws."

      Item 5.     Interest in Securities of the Issuer.

                  The response set forth in (a) and (b) of Item 5 of the
Schedule 13D is hereby amended as follows:

                  (i) by adding, at the beginning of the first paragraph, the words "The information set forth in this and the three following paragraphs is presented as of December 10, 1999."

                  (ii) by deleting the second and third sentences of the fifth paragraph and replacing them with the following sentence: "CSFB-USA disclaims beneficial ownership of the Shares."

                  (iii) by deleting the sixth paragraph and inserting the following:

                  "As of the date of this Amendment No. 1, RECP LP directly holds Preferred Stock convertible into 3,236,970 Shares and has the shared power to vote and direct the disposition of such Preferred Stock, in accordance with the relationships described in Item 2.

                   As of the date of this Amendment No. 1, REC LP directly holds Preferred Stock convertible into 209,218 Shares and has the shared power to vote and direct the disposition of such Preferred Stock, in accordance with the relationships described in Item 2.

                  As of the date of this Amendment No. 1, RECP SBS directly holds Preferred Stock convertible into 6,841 Shares and has the shared power to vote and direct the disposition of such Preferred Stock, in accordance with the relationships described in Item 2.

                  As of the date of this Amendment No. 1, RECF LP directly holds Preferred Stock convertible into 49,727 Shares and has the shared power to vote and direct the disposition of such Preferred Stock, in accordance with the relationships described in Item 2.

                  As of the date of this Amendment No. 1, ESC II directly holds Preferred Stock convertible into 606,833 Shares and has the shared power to vote and direct the disposition of such Preferred Stock, in accordance with the relationships described in Item 2.

                  As a result of the holdings of the Company's securities described above, the Reporting Person may be deemed to beneficially own indirectly 4,109,589 Shares, representing 10.8% of the outstanding Shares."

                  The response set forth in (c) of Item 5 of the Schedule 13D is hereby deleted and replaced by the following:

                  "No transactions in the Preferred Stock have been effected since September 4, 2000 by the Reporting Person, CSFBI, CSFB-USA or the DLJ Entities."

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: July 17, 2001

                                            Credit Suisse First Boston, acting
                                              solely on behalf of the Credit
                                              Suisse First Boston business unit.

                                            By: /s/ Ivy B. Dodes
                                                ------------------------------
                                                Name: Ivy B. Dodes
                                                Title:  Vice President

                                    SCHEDULES

         Schedules A through L are hereby deleted in their entirety and replaced with the following:

                                                                      Schedule A

                        Executive Officers and Directors

                                       of

                    Real Estate Capital Partners SBS II, Inc.

         The name and titles of the Executive Officers of Real Estate Capital Partners SBS II, Inc. and their business addresses and principal occupations are set forth below. The business address of Real Estate Capital Partners SBS II, Inc. is 277 Park Avenue, New York, New York 10172.

Name and Title                       Business Address             Principal Occupation        Citizenship
--------------                       ----------------             --------------------        -----------
Hamilton E. James                    277 Park Avenue              Vice President,             USA
Chief Executive Officer and          New York, NY 10172           Donaldson, Lufkin &
Director                                                          Jenrette Securities
                                                                  Corporation

Joe L. Roby                          11 Madison Avenue            Chairman, Credit Suisse     USA
Chief Operating Officer and          New York, NY                 First Boston business unit
Director                             10010


Anthony F. Daddino                   277 Park Avenue              Chief Administrative        USA
Executive Vice President and         New York, New York           Officer, Credit Suisse
Director                             10172                        First Boston business unit

Ivy B. Dodes                         277 Park Avenue              Senior Vice                 USA
Vice President                       New York, New York           President/Principal, DLJ
                                     10172                        Merchant Banking, Inc.

James D. Allen                       277 Park Avenue              Vice President,             USA
Vice President                       New York, NY 10172           Donaldson, Lufkin &
                                                                  Jenrette Securities
                                                                  Corporation

                                     277 Park Avenue              Vice President,             USA
John S. Ficarra                      New York, New York           Donaldson, Lufkin &
Vice President                       10172                        Jenrette Securities
                                                                  Corporation

                                     277 Park Avenue              Principal, DLJ Merchant     USA
Edward A. Poletti                    New York, New York           Banking, Inc.
Vice President                       10172

Stuart S. Flamberg                   277 Park Avenue              Senior Vice President and   USA
Vice President and Director of       New York, New York           Tax Officer, DLJ
Taxes                                10172                        Securities Corporation

Mark A. Competiello                  277 Park Avenue              Senior Vice President and   USA
Vice President and Tax Manager       New York, New York           Tax Officer, DLJ
                                     10172                        Securities Corporation

                                                                      Schedule B

                        Executive Officers and Directors

                                       of

                             RECP II Anthracite, LLC

         The name and titles of the Executive Officers of RECP II Anthracite, LLC and their business addresses and principal occupations are set forth below. The business address of RECP II Anthracite, LLC is 277 Park Avenue, New York, New York 10172.

Name and Title                       Business Address                   Principal Occupation        Citizenship
--------------                       ----------------                   --------------------        -----------
David R. Weil                        277 Park Avenue                    Managing Director, Credit   USA
Managing Director                    New York, New York                 Suisse First Boston
                                     10172                              business unit

Andrew P. Rifkin                     277 Park Avenue                    Managing Director, Credit   USA
Managing Director                    New York, New York                 Suisse First Boston
                                     10172                              business unit

Philip C. Tager                      277 Park Avenue                    Director, Credit Suisse     USA
Senior Vice President                New York, New York                 First Boston business unit
                                     10172

                                                                      Schedule C

                        Executive Officers and Directors

                                       of

                        DLJ Real Estate Capital II, Inc.

         The names of the Directors and the names and titles of the Executive Officers of DLJ Real Estate Capital II, Inc. and their business addresses and principal occupations are set forth below. The business address of DLJ Real Estate Capital II, Inc. is 277 Park Avenue, New York, New York 10172.


Name and Title                       Business Address             Principal Occupation        Citizenship
--------------                       ----------------             --------------------        -----------
Hamilton E. James                    277 Park Avenue              Co-Head of Investment       USA
Chairman                             New York, New York           Banking, Credit Suisse
                                     10172                        First Boston business unit

Lawrence M.v.D. Schloss              277 Park Avenue              Global Head of Private      USA
Vice Chairman                        New York, New York           Equity, Credit Suisse
                                     10172                        First Boston business unit

Anthony F. Daddino                   277 Park Avenue              Chief Administrative        USA
Managing Director                    New York, New York           Officer, Credit Suisse
                                     10172                        First Boston business unit

Barry A. Sholem                      277 Park Avenue              Managing Director, Credit   USA
Managing Director                    New York, New York           Suisse First Boston
                                     10172                        business unit

David R. Weil                        277 Park Avenue              Managing Director, Credit   USA
Managing Director                    New York, New York           Suisse First Boston
                                     10172                        business unit

Nicole S. Arnaboldi                  277 Park Avenue              Managing Director and       USA
Managing Director                    New York, New York           Chief Administrative
                                     10172                        Officer, Credit Suisse
                                                                  First Boston business unit

Dang T. Phan                         277 Park Avenue              Managing Director, Credit   USA
Managing Director                    New York, New York           Suisse First Boston
                                     10172                        business unit

Andrew R. Kassoy                     277 Park Avenue              Managing Director, Credit   USA
Senior Vice President                New York, New York           Suisse First Boston
                                     10172                        business unit

Ivy B. Dodes                         277 Park Avenue              Senior Vice                 USA
Vice President                       New York, New York           President/Principal, DLJ
                                     10172                        Merchant Banking, Inc.

John S. Ficarra                      277 Park Avenue              Vice President,             USA
Vice President                       New York, New York           Donaldson, Lufkin &
                                     10172                        Jenrette Securities
                                                                  Corporation

Edward A. Poletti                    277 Park Avenue              Principal, DLJ Merchant     USA
Vice President and Controller        New York, New York           Banking, Inc.
                                     10172

Stuart S. Flamberg                   277 Park Avenue              Senior Vice President and   USA
Director of Taxes                    New York, New York           Tax Officer, DLJ
                                     10172                        Securities Corporation

Mark A. Competiello                  277 Park Avenue              Senior Vice President and   USA
Vice President and Tax Manager       New York, New York           Tax Officer, DLJ
                                     10172                        Securities Corporation

                                                                      Schedule D

                        Executive Officers and Directors

                                       of

                     DLJ Real Estate Capital Partners, Inc.

The names of the Directors and the names and titles of the Executive officers of DLJ Real Estate Capital Partners, Inc. and their business addresses and principal occupations are set forth below. The business address of DLJ Real Estate Capital Partners, Inc. is 277 Park Avenue, New York, New York 10172.

Name and Title                       Business Address             Principal Occupation        Citizenship
--------------                       ----------------             --------------------        -----------
Hamilton E. James                    277 Park Avenue              Co-Head of Investment       USA
Chairman                             New York, New York           Banking, Credit Suisse
                                     10172                        First Boston business unit

Lawrence M.v.D. Schloss              277 Park Avenue              Global Head of Private      USA
Vice Chairman                        New York, New York           Equity, Credit Suisse
                                     10172                        First Boston business unit

Barry A. Sholem                      277 Park Avenue              Managing Director, Credit   USA
Managing Director                    New York, New York           Suisse First Boston
                                     10172                        business unit

David R. Weil                        277 Park Avenue              Managing Director, Credit   USA
Managing Director                    New York, New York           Suisse First Boston
                                     10172                        business unit

Nicole S. Arnaboldi                  277 Park Avenue              Managing Director and       USA
Managing Director                    New York, New York           Chief Administrative
                                     10172                        Officer, Credit Suisse
                                                                  First Boston business unit

Dang T. Phan                         277 Park Avenue              Managing Director, Credit   USA
Senior Vice President                New York, New York           Suisse First Boston
                                     10172                        business unit

Andrew P. Rifkin                     277 Park Avenue              Managing Director, Credit   USA
Senior Vice President                New York, New York           Suisse First Boston
                                     10172                        business unit

Ivy B. Dodes                         277 Park Avenue              Senior Vice                 USA
Vice President                       New York, New York           President/Principal, DLJ
                                     10172                        Merchant Banking, Inc.

Andrew R. Kassoy                     277 Park Avenue              Managing Director, Credit   USA
Vice President                       New York, New York           Suisse First Boston
                                     10172                        business unit

Murray McQueen                       277 Park Avenue              Director, Credit Suisse     USA
Vice President                       New York, New York           First Boston business unit
                                     10172

Edward A. Poletti                    277 Park Avenue              Principal, DLJ Merchant     USA
Vice President and Controller        New York, New York           Banking, Inc.
                                     10172

Stuart S. Flamberg                   277 Park Avenue              Senior Vice President and   USA
Vice President and Director of       New York, New York           Tax Officer, DLJ
Taxes                                10172                        Securities Corporation

Mark A. Competiello                  277 Park Avenue              Senior Vice President and   USA
Vice President and Tax Manager       New York, New York           Tax Officer, DLJ
                                     10172                        Securities Corporation

                                                                      Schedule E


                        Executive Officers and Directors

                                       of

                            CSFB Private Equity, Inc.

                  The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the CSFB Private Equity, Inc. The business address of the CSFB Private Equity, Inc. is 277 Park Avenue, New York, NY 10172.


Name and Title                          Business Address               Principal Occupation               Citizenship
--------------                          ----------------               --------------------               -----------
Lawrence M.v.D. Schloss                 277 Park Avenue                Global Head of Private Equity,     USA
Chief Executive Officer and Director    New York, New York             Credit Suisse First Boston
                                        10172                          business unit

Hamilton E. James                       277 Park Avenue                Co-Head of Investment Banking,     USA
Director                                New York, NY                   Credit Suisse First Boston
                                        10172                          business unit

Charles G. Ward, III                    11 Madison Avenue              Co-Head of Investment Banking,     USA
Director                                New York, NY                   Credit Suisse First Boston
                                        10010                          business unit

Nicole S. Arnaboldi                     277 Park Avenue                Managing Director and Chief        USA
Chief Operating Officer - Funds         New York, New York             Administrative Officer, Credit
Management                              10172                          Suisse First Boston business unit

George R. Hornig                        277 Park Avenue                Managing Director, Credit Suisse   USA
Chief Operating Officer                 New York, NY                   First Boston business unit
                                        10172

Edward A. Poletti                       277 Park Avenue                Principal, DLJ Merchant Banking,   USA
Chief Financial Officer                 New York, NY                   Inc.
                                        10172

Mark A. Competiello                     277 Park Avenue                Senior Vice President and Tax      USA
Vice President and Tax Manager          New York, New York             Officer, DLJ Securities
                                        10172                          Corporation

Ivy B. Dodes                            277 Park Avenue                Senior Vice President              USA
Vice President                          New York, NY                   /Principal, DLJ Merchant
                                        10172                          Banking, Inc.

Stuart S. Flamberg                      277 Park Avenue                Senior Vice President and Tax      USA
Vice President and Deputy Director      New York, New York             Officer, DLJ Securities
of Taxes                                10172                          Corporation

John Gallagher                          277 Park Avenue                Managing Director, Credit Suisse   USA
Vice President and Director of Taxes    New York, NY                   First Boston business unit
                                        10172

Lindsay Hollister                       277 Park Avenue                Managing Director, Credit Suisse   USA
Vice President and General Counsel      New York, NY                   First Boston business unit
                                        10172

Sean Lammers                            277 Park Avenue                Vice President, Credit Suisse      USA
Vice President                          New York, NY                   First Boston business unit
                                        10172

Edward Nadel                            277 Park Avenue                Vice President, Credit Suisse      USA
Vice President                          New York, NY                   First Boston business unit
                                        10172

Peter Song                              277 Park Avenue                Assistant Vice President, Credit   USA
Vice President                          New York, NY                   Suisse First Boston business unit
                                        10172

Mina Yu                                 277 Park Avenue                Assistant Vice President, Credit   USA
Vice President                          New York, NY                   Suisse First Boston business unit
                                        10172

Laura Raftery                           277 Park Avenue                Director, Credit Suisse First      USA
Treasurer                               New York, NY                   Boston business unit
                                        10172

Lori M. Russo                           277 Park Avenue                Director, Credit Suisse First      USA
Secretary                               New York, NY                   Boston business unit
                                        10172

Rhonda G. Matty                         277 Park Avenue                Vice President, Credit Suisse      USA
Assistant Secretary                     New York, NY                   First Boston business unit
                                        10172

                                                                      Schedule F

                        Executive Officers and Directors

                                       of

                      DLJ LBO Plans Management Corporation

         The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the DLJ LBO Plans Management Corporation. The business address of the DLJ LBO Plans Management Corporation is 277 Park Avenue, New York, NY 10172.


Name and Title                        Business Address             Principal Occupation               Citizenship
--------------                        ----------------             --------------------               -----------
Anthony F. Daddino                    11 Madison Avenue            Chief Administrative Officer,      USA
President                             New York, NY 10010           Credit Suisse First Boston
                                                                   business unit

Edward A. Poletti                     277 Park Avenue              Principal, DLJ Merchant Banking,   USA
Senior Vice President and Controller  New York, NY 10172           Inc.

James D. Allen                        277 Park Avenue              Vice President, Donaldson,         USA
Vice President                        New York, NY 10172           Lufkin & Jenrette Securities
                                                                   Corporation

Ivy B. Dodes                          277 Park Avenue              Senior Vice President/Principal,   USA
Vice President and                    New York, NY 10172           DLJ Merchant Banking, Inc.
Assistant Secretary

John S. Ficarra                       277 Park Avenue              Vice President, Donaldson,         USA
Vice President                        New York, NY 10172           Lufkin & Jenrette Securities
                                                                   Corporation

Osamu Watanabe                        2121 Avenue of the Stars     Vice President, Donaldson,         USA
Vice President                        30th Floor                   Lufkin & Jenrette Securities
                                      Los Angeles, CA 90067        Corporation

Arthur S. Zuckerman                   277 Park Avenue              Chief Administrative Officer,      USA
Vice President                        New York, NY 10172           Sprout Group

Richard A. Scardina                   277 Park Avenue              Assistant Vice President,          USA
Divisional Vice President             New York, NY 10172           Donaldson, Lufkin & Jenrette
                                                                   Securities Corporation

Michael Arpey                         277 Park Avenue              Managing Director, Credit Suisse   USA
Vice President                        New York, New York           First Boston business unit
                                      10172

Mark A. Competiello                   277 Park Avenue              Senior Vice President and Tax      USA
Vice President and Tax Manager        New York, New York           Officer, DLJ Securities
                                      10172                        Corporation

Stuart S. Flamberg                    277 Park Avenue              Senior Vice President and Tax      USA
Vice President and Deputy Director    New York, New York           Officer, DLJ Securities
of Taxes                              10172                        Corporation

John J. Gallagher                     277 Park Avenue              Managing Director, Credit Suisse   USA
Vice President and Director of Taxes  New York, New York           First Boston business unit
                                      10172

John F. Huber                         277 Park Avenue              Managing Director, Credit Suisse   USA
Vice President                        New York, New York           First Boston business unit
                                      10172

Matthew C. Kelly                      277 Park Avenue              Vice President, Credit Suisse      USA
Vice President                        New York, New York           First Boston business unit
                                      10172

Edward S. Nadel                       277 Park Avenue              Vice President, Credit Suisse      USA
Vice President                        New York, New York           First Boston business unit
                                      10172

David C. O'Leary                      277 Park Avenue              Managing Director, Credit Suisse   USA
Vice President                        New York, New York           First Boston business unit
                                      10172

David M. Russell                      277 Park Avenue              Vice President, Credit Suisse      USA
Vice President                        New York, New York           First Boston business unit
                                      10172

Mina Yu                               277 Park Avenue              Assistant Vice President, Credit   USA
Vice President                        New York, New York           Suisse First Boston business unit
                                      10172

Lori M. Russo                         277 Park Avenue              Director, Credit Suisse First      USA
Secretary                             New York, New York           Boston business unit
                                      10172

Rhonda G. Matty                       277 Park Avenue              Vice President, Credit Suisse      USA
Assistant Secretary                   New York, New York           First Boston business unit
                                      10172

Raymond Disco                         277 Park Avenue              Director, Credit Suisse First      USA
Treasurer                             New York, New York           Boston business unit
                                      10172

                                                                      Schedule G


                        Directors and Executive Officers

                                       of

                     Credit Suisse First Boston (USA), Inc.

         The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the Credit Suisse First Boston (USA), Inc. The business address of the Credit Suisse First Boston (USA), Inc. is 11 Madison Avenue, New York, New York 10010.


Name and Title                          Business Address               Principal Occupation               Citizenship
--------------                          ----------------               --------------------               -----------
Joe L. Roby                             11 Madison Avenue              Chairman, Credit Suisse First      USA
Board Member                            New York, NY 10010             Boston business unit

Allen D. Wheat                          11 Madison Avenue              Chairman of the Executive Board    USA
President and Chief Executive Officer   New York, NY 10010             and President and Chief
and Board Member                                                       Executive Officer, Credit Suisse
                                                                       First Boston business unit and
                                                                       Member of the Executive Board,
                                                                       Credit Suisse Group

Anthony F. Daddino                      11 Madison Avenue              Chief Administrative Officer,      USA
Chief Financial and Administrative      New York, NY 10010             Credit Suisse First Boston
Officer and Board Member                                               business unit

Brady W. Dougan                         11 Madison Avenue              Head of Equities, Credit Suisse    USA
Division Head-Equities and Board        New York, NY 10010             First Boston business unit
Member

D. Wilson Ervin                         11 Madison Avenue              Head of Strategic Risk             USA
Head of Strategic Risk Management       New York, NY 10010             Management, Credit Suisse First
                                                                       Boston business unit

David C. Fisher                         11 Madison Avenue              Chief Accounting Officer, Credit   USA
Chief Accounting Officer                New York, NY 10010             Suisse First Boston business unit

Gates H. Hawn                           11 Madison Avenue              Head of Financial Services,        USA
Head of Financial Services Group and    New York, NY 10010             Credit Suisse First Boston
Board Member                                                           business unit

Stephen A. M. Hester                    11 Madison Avenue              Head of Fixed Income, Credit       USA
Division Head-Fixed Income and Board    New York, NY 10010             Suisse First Boston business unit
Member

Hamilton E. James                       11 Madison Avenue              Co-Head of Investment Banking,     USA
Division Co-Head-Investment Banking     New York, NY 10010             Credit Suisse First Boston
and Board Member                                                       business unit

Christopher G. Martin                   11 Madison Avenue              Head of Technology, Operations     USA
Head of Technology, Operations and      New York, NY 10010             and Finance, Credit Suisse First
Finance                                                                Boston business unit

Joseph T. McLaughlin                    11 Madison Avenue              Executive Vice President, Legal    USA
General Counsel and Board Member        New York, NY 10010             and Regulatory Affairs, Credit
                                                                       Suisse First Boston business unit

Garrett M. Moran                        11 Madison Avenue              Head of Private Equity, Credit     USA
Division Head of Private Equity         New York, NY 10010             Suisse First Boston business unit

Robert C. O'Brien                       11 Madison Avenue              Head of Private Equity, Credit     USA
Chief Credit Officer                    New York, NY 10010             Suisse First Boston business unit

Richard E. Thornburgh                   11 Madison Avenue              Vice-Chairman of the Executive     USA
Division Head-Finance, Administration   New York, NY 10010             Board and Chief Financial
and Operations and Board Member                                        Officer, Credit Suisse First
                                                                       Boston business unit and Member
                                                                       of the Executive Board, Credit
                                                                       Suisse Group

Charles G. Ward, III                    11 Madison Avenue              Co-Head of Investment Banking,     USA
Division Co-Head-Investment Banking     New York, NY 10010             Credit Suisse First Boston
and Board Member                                                       business unit

Lewis H. Wirshba                        11 Madison Avenue              Treasurer, Credit Suisse First     USA
Treasurer                               New York, NY 10010             Boston business unit

Robert M. Baylis                        11 Madison Avenue              Member of the Board of Directors   USA
Board Member                            New York, NY 10010             for various unaffiliated
                                                                       companies and organizations

Philip K. Ryan                          11 Madison Avenue              Member of the Executive Board      USA
Board Member                            New York, NY 10010             and Chief Financial Officer,
                                                                       Credit Suisse Group

Maynard J. Toll, Jr.                    11 Madison Avenue              Retired Investment Banker;         USA
Board Member                            New York, NY 10010             Chairman, Edmund S. Muskie
                                                                       Foundation; President, Nelson &
                                                                       Toll Properties, Ltd.

                                                                     Schedule H

                        Directors and Executive Officers

                                       of

                        Credit Suisse First Boston, Inc.

         The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the Credit Suisse First Boston, Inc. The business address of the Credit Suisse First Boston, Inc. is 11 Madison Avenue, New York, New York 10010.


Name and Title                          Business Address               Principal Occupation               Citizenship
--------------                          ----------------               --------------------               -----------
Joe L. Roby                             11 Madison Avenue              Chairman, Credit Suisse First      USA
Board Member                            New York, NY 10010             Boston business unit

Allen D. Wheat                          11 Madison Avenue              Chairman of the Executive Board    USA
President and Chief Executive Officer   New York, NY 10010             and President and Chief
and Board Member                                                       Executive Officer, Credit Suisse
                                                                       First Boston business unit and
                                                                       Member of the Executive Board,
                                                                       Credit Suisse Group

Anthony F. Daddino                      11 Madison Avenue              Chief Administrative Officer,      USA
Chief Administrative Officer and        New York, NY 10010             Credit Suisse First Boston
Board Member                                                           business unit

Brady W. Dougan                         11 Madison Avenue              Head of Equities, Credit Suisse    USA
Division Head-Equities and Board        New York, NY 10010             First Boston business unit
Member

D. Wilson Ervin                         11 Madison Avenue              Head of Strategic Risk             USA
Head of Strategic Risk Management       New York, NY 10010             Management, Credit Suisse First
                                                                       Boston business unit

David C. Fisher                         11 Madison Avenue              Chief Accounting Officer, Credit   USA
Chief Accounting Officer                New York, NY 10010             Suisse First Boston business unit

Gates H. Hawn                           11 Madison Avenue              Head of Financial Services,        USA
Head of Financial Services Group and    New York, NY 10010             Credit Suisse First Boston
Board Member                                                           business unit

Stephen A. M. Hester                    11 Madison Avenue              Head of Fixed Income, Credit       USA
Division Head-Fixed Income and Board    New York, NY 10010             Suisse First Boston business unit
Member

Hamilton E. James                       11 Madison Avenue              Co-Head of Investment Banking,     USA
Division Co-Head-Investment Banking     New York, NY 10010             Credit Suisse First Boston
and Board Member                                                       business unit

Christopher G. Martin                   11 Madison Avenue              Head of Technology, Operations     USA
Head of Technology, Operations and      New York, NY 10010             and Finance, Credit Suisse First
Finance                                                                Boston business unit

Joseph T. McLaughlin                    11 Madison Avenue              Executive Vice President, Legal    USA
General Counsel and Board Member        New York, NY 10010             and Regulatory Affairs, Credit
                                                                       Suisse First Boston business unit

Robert C. O'Brien                       11 Madison Avenue              Chief Credit Officer, Credit       USA
Chief Credit Officer                    New York, NY 10010             Suisse First Boston business unit

Richard E. Thornburgh                   11 Madison Avenue              Vice-Chairman of the Executive     USA
Chief Financial Officer and             New York, NY 10010             Board and Chief Financial
Board Member                                                           Officer, Credit Suisse First
                                                                       Boston business unit and Member
                                                                       of the Executive Board, Credit
                                                                       Suisse Group

Charles G. Ward, III                    11 Madison Avenue              Co-Head Investment Banking,        USA
Division Co-Head-Investment Banking     New York, NY 10010             Credit Suisse First Boston
and Board Member                                                       business unit

Lewis H. Wirshba                        11 Madison Avenue              Treasurer, Credit Suisse First     USA
Treasurer                               New York, NY 10010             Boston business unit

Garret M. Moran                         11 Madison Avenue              Head of Private Equity, Credit     USA
Head of Private Equity                  New York, NY 10010             Suisse First Boston business unit

                                                                      Schedule I

                 Executive Board Members and Executive Officers

                                       of

                             the CSFB business unit

         The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the CSFB business unit. The business address of the CSFB business unit is 11 Madison Avenue, New York, New York 10010.


Name and Title                        Business Address             Principal Occupation               Citizenship
--------------                        ----------------             --------------------               -----------
Allen D. Wheat                        11 Madison Avenue            Chairman of the Executive Board    USA
Chairman                              New York, NY 10010           and President and Chief
                                                                   Executive Officer, Credit Suisse
                                                                   First Boston business unit and
                                                                   Member of the Executive Board,
                                                                   Credit Suisse Group

Brady W. Dougan                       11 Madison Avenue            Head of Equities, Credit Suisse    USA
Board Member                          New York, NY 10010           First Boston business unit

Stephen A.M. Hester                   11 Madison Avenue            Head of Fixed Income, Credit       United Kingdom
Board Member                          New York, NY 10010           Suisse First Boston business unit

David C. Mulford                      One Cabot Square             Chairman International, Credit     United Kingdom
Board Member                          London, England              Suisse First Boston
                                      E14 4QJ

Stephen E. Stonefield                 One Raffles Link             Chairman of Pacific Region,        USA
Board Member                          Singapore                    Credit Suisse First Boston

Charles G. Ward, III                  11 Madison Avenue            Co-Head of Investment Banking,     USA
Board Member                          New York, NY 10010           Credit Suisse First Boston
                                                                   business unit

Anthony F. Daddino                    11 Madison Avenue            Chief Administrative Officer,      USA
Board Member                          New York, NY 10010           Credit Suisse First Boston
                                                                   business unit

Hamilton E. James                     11 Madison Avenue            Co-Head of Investment Banking,     USA
Board Member                          New York, NY 10010           Credit Suisse First Boston
                                                                   business unit

Gates H. Hawn                         11 Madison Avenue            Head of Financial Services,        USA
Board Member                          New York, NY 10010           Credit Suisse First Boston
                                                                   business unit

Bennett Goodman                       277 Park Avenue              Managing Director and Global       USA
Board Member                          New York, NY 10172           Head of Leveraged Finance Fixed
                                                                   Income Division, Credit Suisse
                                                                   First Boston business unit

David S. Moore                        11 Madison Avenue            Deputy Head of Global Equity       USA
Board Member                          New York, NY 10010           Trading, Credit Suisse First
                                                                   Boston business unit

Joe L. Roby                           11 Madison Avenue            Chairman, Credit Suisse First      USA
Board Member                          New York, NY 10010           Boston business unit

Paul Calello                          11 Madison Avenue            Managing Director, Credit Suisse   USA
Board Member                          New York, NY 10010           First Boston and Head of Equity
                                                                   Derivatives and Convertibles Unit

Christopher Carter                    17 Columbus Courtyard        Managing Director, Credit Suisse   United Kingdom
Board Member                          London, England              First Boston and Chairman,
                                      E14 4DA                      Global Equity Capital Markets
                                                                   and Head of European Investment
                                                                   Banking

James P. Healy                        11 Madison Avenue            Managing Director, Credit Suisse   USA
Board Member                          New York, NY 10010           First Boston and Global Head of
                                                                   Emerging Market Group

John Nelson                           One Cabot Square             Chairman, Credit Suisse First      United Kingdom
Board Member                          London, England              Boston Europe Limited
                                      E14 4QJ

Trevor Price                          One Cabot Square             Managing Director, Credit Suisse   United Kingdom
Board Member                          London, England             First Boston and Head of
                                      E14 4QJ                     Developed Markets Rates Business
                                                                   in the Fixed Income Division

Richard E. Thornburgh                 11 Madison Avenue            Vice-Chairman of the Executive     USA
Board Member                          New York, NY 10010           Board and Chief Financial
                                                                   Officer, Credit Suisse First
                                                                   Boston business unit and Member
                                                                   of the Executive Board, Credit
                                                                   Suisse Group

Joseph T. McLaughlin                  11 Madison Avenue            Executive Vice President, Legal    USA
Board Member                          New York, NY 10010           and Regulatory Affairs, Credit
                                                                   Suisse First Boston business unit